SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.      )*


STEIN ROE INSTITUTIONAL FLOATING RATE INCOME FUND
(Name of Issuer)

Shares of Beneficial Interest
(Title of Class of Securities)

85842R103
(CUSIP Number)


Troy Ross, Executive Director
202 Iowa Avenue, Muscatine, Iowa  52761
(319) 263-4010
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)


July 27, 1999
(Date of Event which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of Sections
240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Section 240.13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP NO. 85842R103


1)  Names of Reporting Persons IRS Identification Numbers of
    Above Persons  (entities only)
             Roy J. Carver Charitable Trust
             41-1186589

2)  Check the Appropriate Box if a Member of a Group
    (see Instructions)
       (a)  [  ]
       (b)  [  ]

3)  SEC use only

4)  Source of Funds
    WC

5)  Check if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e)

6)  Citizenship or Place of Organization
    Iowa

Number of Shares Beneficially Owned by Each Reporting Person With

7)   Sole Voting Power          748,603.653 shares

8)   Shared Voting Power        -0-

9)   Sole Dispositive Power     -0-

10)  Shared Dispositive Power   748,603.653 shares

11)  Aggregate Amount Beneficially Owned by each Reporting Person
                                               748,603.653 shares

12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                             not applicable

13)  Percent of Class Represented by Amount in Row (11)    6.3%

14)  Type of Reporting Person                                 EP


Item 1.  SECURITY AND ISSUER

This statement relates to the shares of beneficial interest ("Interests"), of Stein Roe Institutional Floating Rate Income Fund, a Massachusetts business trust (the "Fund"). The Fund's principal executive offices are located at One South Wacker Drive, Chicago, Illinois 60606.

Item 2.  IDENTITY AND BACKGROUND

This Schedule 13D is filed by the Roy J. Carver Charitable Trust, an Iowa private foundation ("RJC").

RJC's principal business is that of a charitable foundation. Its principal offices are located at 202 Iowa Avenue, Muscatine, Iowa.

During the last five years, RJC has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, RJC has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

As of July 27, 1999, Stein Roe & Farnham Incorporated ("Stein
Roe"), a federally registered investment adviser, purchased on behalf of RJC 748,603.653 Interests in the Fund for an aggregate purchase price of $7,560,896.90.

Stein Roe serves as investment adviser to RJC. Pursuant to Rule 13d-3(a), the 748,603.653 Interests beneficially owned by RJC with respect to which RJC has delegated to Stein Roe shared dispositive power, may be deemed to be Interests beneficially owned by Stein Roe by reason of such delegated powers.

ITEM 4.  PURPOSE OF TRANSACTION

Except as set forth in this Item 4, RJC has no present plans or proposals that relate to or that could result in any of the actions specified in clauses (a) through (j) of Item 4 of
Schedule 13D. The responses to Items 3 and 6 of this Schedule 13D are hereby incorporated by reference into the response to
Item 4.

Depending on market and other conditions, RJC may acquire additional Interests in the Fund. However, depending on market and other conditions, RJC may dispose of all or a portion of the Interests that it now, or hereinafter acquires.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

As of July 27, 1999, there were 11,884,811.723 Interests in the
Fund issued and outstanding. RJC beneficially owns approximately
6.3% of the outstanding Interests in the Fund.

As of July 27, 1999, Stein Roe & Farnham Incorporated ("Stein
Roe"), a federally registered investment adviser, purchased on behalf of RJC 748,603.653 Interests in the Fund for an aggregate purchase price of $7,560,896.90.

Stein Roe, as investment adviser to RJC, has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER

Stein Roe serves as the investment adviser to RJC pursuant to an investment advisory agreement dated July 14, 1987.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

                           None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 10, 1999

ROY J. CARVER CHARITABLE TRUST

By:  /s/ Troy Ross
       Troy Ross
       Executive Director